                                                              Page 1 of 12 pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Ross M. Jones                                    With a copy to:
   Berkshire Partners LLC                           David C. Chapin, Esq.
   One Boston Place                                 Ropes & Gray
   Suite 3300                                       One International Place
   Boston, Massachusetts 02108                      Boston, Massachusetts 02110
   (617) 227-0050                                   (617) 951-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

-------------------                                           ------------------
CUSIP NO. 69357C107                                           Page 2 of 12 pages
-------------------                                           ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Fund V, Limited Partnership

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]
                                                                        (b)[X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER
        NUMBER OF             1,972,047
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8.   SHARED VOTING POWER
        OWNED BY
          EACH           -------------------------------------------------------
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON               1,972,047
          WITH           -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,972,047

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [X]
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 69357C107                                           Page 3 of 12 pages
-------------------                                           ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Fund VI, Limited Partnership

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]
                                                                        (b)[X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER
        NUMBER OF             2,142,516
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8.   SHARED VOTING POWER
        OWNED BY
          EACH           -------------------------------------------------------
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON               2,142,516
          WITH           -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,142,516

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [X]
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.3%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 69357C107                                           Page 4 of 12 pages
-------------------                                           ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Investors LLC

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]
                                                                        (b)[X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER
        NUMBER OF             223,944
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8.   SHARED VOTING POWER
        OWNED BY
          EACH           -------------------------------------------------------
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON               223,944
          WITH           -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     223,944

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [X]
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 69357C107                                           Page 5 of 12 pages
-------------------                                           ------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Partners LLC

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]
                                                                        (b)[X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
                         7.   SOLE VOTING POWER
        NUMBER OF             39,750
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8.   SHARED VOTING POWER
        OWNED BY
          EACH           -------------------------------------------------------
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON               39,750
          WITH           -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     39,750

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [X]
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

                                                              Page 6 of 12 pages


Item 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, no par value (the "Common Stock"), of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2300 Windy Ridge Parkway, Suite 100 North Tower, Atlanta, GA, 30339-8426.

Item 2.  IDENTITY AND BACKGROUND.

(a)      NAME

         This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI"), (3) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), and (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire Partners").

         Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire are:
Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire, Berkshire Investors, and Berkshire Partners.

         The Reporting Persons, excluding Berkshire Partners, often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)      PRINCIPAL BUSINESS

         The principal business of each of Fund V, Fund VI, and Berkshire Investors is to make investments in, buy, sell, hold, pledge, assign, and otherwise deal in securities. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal business of Sixth Berkshire is to act as general partner of Fund VI and certain other affiliated funds. The principal occupations of each of the Berkshire Principals is Managing Director of Berkshire Partners. The principal business of Berkshire Partners is to identify, research, and evaluate potential investments for its affiliated clients, including Fund V, Fund VI, and Berkshire Investors.

(c)      PRINCIPAL ADDRESS

         The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, Fifth Berkshire, Sixth Berkshire, and Berkshire Partners: One Boston Place, Suite 3300, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners).

(d and e) NO CONVICTIONS OR PROCEEDINGS.

                                                              Page 7 of 12 pages


          During the last five years, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire, or Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      CITIZENSHIP

         Each of the Reporting Persons, Fifth Berkshire, and Sixth Berkshire is organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 16, 2002, Fund V and Berkshire Investors (collectively, the "Purchasers") agreed to purchase in a private transaction, shares of Common Stock from two directors of the Issuer, Howard Schultz, chairman, and Andrew Schultz, executive vice president and director, and certain of their affiliates (the "Schultz Holders"). Upon the closing of the transaction, anticipated to occur on August 27, 2002, (the "Closing Date"), Fund V will purchase 1,972,047 shares of Common Stock at a price per share of $8.72 and will have the right, exercisable 170 days after the Closing Date, to acquire up to an additional 657,348 shares of Common Stock pursuant to a put/call arrangement with the Schultz Holders; Fund V, on behalf of Fund VI, will purchase 2,142,516 shares of Common Stock at a price per share of $8.72 on the Closing Date and will have the right, exercisable 170 days after the Closing Date, to acquire up to an additional 714,171 shares of Common Stock pursuant to a put/call arrangement with the Schultz Holders; and Berkshire Investors will purchase 223,944 shares of Common Stock at a price per share of $8.72 on the Closing Date and will have the right, exercisable 170 days after the Closing Date, to acquire up to an additional 74,649 shares pursuant to a put/call arrangement with the Schultz Holders. On the Closing Date, Fund V will purchase both Fund VI's and its allocation of Common Stock with available funds received from capital contributions by its partners. Fund V, an affiliate of Fifth Berkshire, Fund VI, and Sixth Berkshire, will then transfer the shares of Common Stock purchased by Fund VI and Berkshire Investors to those entities subsequent to the Closing Date and up to 45,872 shares to an unaffiliated entity subsequent to the Closing Date.

Item 4.  PURPOSE OF TRANSACTION.


         The Schultz Holders have entered into an agreement on August 16, 2002, to sell approximately 4.34 million shares of Common Stock to the Purchasers in a private transaction for approximately $37.8 million.

         The Purchasers have also agreed to lend to certain Schultz Holders approximately $12.6 million. In addition, the Purchasers have entered into put and call arrangements to purchase additional shares from the Schultz Holders to the extent that the Issuer does not exercise its option granted by the Schultz Holders. That option, expiring in approximately six months, grants to the Issuer the right to purchase up to approximately 1.45 million shares of Common Stock, at a price of $8.72 per share plus accretion at 8% per annum.

         The Purchasers have also entered into a purchase agreement with an existing investor in the Issuer, pursuant to which the Purchasers may purchase up to an additional 723,084 shares of Common Stock.

         Upon their purchase of the approximately 4.34 million shares on the Closing Date, the Purchasers are expected to own approximately 6.7% of the outstanding Common Stock of the Issuer. In addition, the Purchasers will have a right, exercisable 170 days after the Closing Date, to acquire up to an additional 1.45 million shares, or approximately 2.2%, of the outstanding Common Stock of the Issuer pursuant to the put/call arrangement and purchase agreement described above.

                                                              Page 8 of 12 pages


         The Purchasers have agreed with the Issuer not to sell any shares of Common Stock acquired in the transaction prior to January 24, 2004, except for transfers to affiliates and transfers approved by the Company's board of directors. The Purchasers will also have registration rights with certain limitations.

         The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Persons will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, including the plans described below, the Reporting Persons may decide to (i) dispose of some or all of the shares of the Common Stock that they beneficially own or (ii) acquire additional shares of Common Stock or other securities of the Issuer.

         One of the Berkshire Principals, Garth H. Greimann, is currently a member of the Board of Directors of the Issuer and, pursuant to an Investor Rights Agreement between the Purchasers and the Issuer, will be nominated by the Issuer to stand for election as a director for as long as the Purchasers collectively own at least 2,000,000 shares of Common Stock.

         Except as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Upon the closing of the transaction, the Purchasers collectively will own an aggregate of 4,338,507 shares, or approximately 6.7% of the outstanding shares based on 64,571,944 shares outstanding as of July 31, 2002 as reported by the Issuer on its quarterly report on Form 10-Q filed with the Commission on August 9, 2002. The Purchasers collectively will also have the right, exercisable 170 days after the Closing Date, to acquire up to an aggregate of 1,446,168 additional shares, or approximately 2.2% of the Issuer's outstanding shares. The numbers of shares and percentages included in the previous two sentences do not include 12,291 shares of Common Stock held on the date hereof by certain Berkshire Principals, nor do they include options exercisable for an additional 39,750 shares of Common Stock held on the date hereof by Berkshire Partners that were acquired as compensation for Garth H. Greimann's service as a member of the Issuer's board of directors. Since none of the Purchasers has voting or investment power with respect to the shares beneficially owned by the Berkshire Principals or Berkshire Partners, the Purchasers disclaim beneficial ownership of such shares, and Berkshire Partners disclaims beneficial ownership of the shares beneficially owned by the Berkshire Principals.

          By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group or the Other Berkshire Holders.

                                                              Page 9 of 12 pages


          (b) Assuming it acquires all the shares subject to the put/call arrangement, Fund V will have sole voting power with respect to 2,629,395 shares of Common Stock and will have sole dispositive power with respect to 2,629,395 shares of Common Stock. Fund V will be the direct beneficial owner of the 2,629,395 shares of Common Stock over which it will have voting and dispositive power.

         As the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 2,629,395 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

         Assuming it acquires all the shares subject to the put/call arrangement, Fund VI will have sole voting power with respect to 2,856,687 shares of Common Stock and will have sole dispositive power with respect to 2,856,687 shares of Common Stock. Fund VI will be the direct beneficial owner of the 2,856,687 shares of Common Stock over which it will have voting and dispositive power.

         As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 2,856,687 shares of the Common Stock held by Fund VI. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

         Assuming it acquires all the shares subject to the put/call arrangement, Berkshire Investors will have sole voting power with respect to 298,593 shares of Common Stock and will have sole dispositive power with respect to 298,593 shares of Common Stock. Berkshire Investors will be the direct beneficial owner of the 298,593 shares of Common Stock over which it will have voting and dispositive power.

         Berkshire Partners has sole voting power with respect to 39,750 shares of Common Stock and has sole dispositive power with respect to 39,750 shares of Common Stock. Berkshire Partners is the direct beneficial owner of the 39,750 shares of Common Stock over which it has voting and dispositive power.

         By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors, and Berkshire Partners, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Reporting Persons, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

         (c) Other than the transaction disclosed in Item 4 hereof, there have been no transactions in shares of Common Stock entered into by the Reporting Persons during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1     Joint Filing Undertaking.

         99.2 Stock Purchase Agreement dated as of August 16, 2002, between the Purchasers and the Schultz Holders.

         99.3 Investor Rights Agreement to be dated as of the Closing Date between the Purchasers and the Issuer.

         99.4 Registration Rights Agreement to be dated as of the Closing Date between the Purchasers and the Issuer.

                                                             Page 10 of 12 pages


         99.5 Form of Secured Promissory Note to be dated as of the Closing Date between the Purchasers and the Schultz Holders.

         99.6 Form of Pledge Agreement to be dated as of the Closing Date between the Purchasers and the Schultz Holders.

         99.7 Subordination Agreement to be dated as of the Closing Date between the Purchasers and the Issuer.

         99.8 Form of Purchase Agreement to be dated as of the Closing Date made between the Purchasers and certain other parties.

         99.9 Side Letter to the Stock Purchase Agreement dated as of August 16, 2002, by the Issuer.

                                                             Page 11 of 12 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 26, 2002                    BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                          By: Fifth Berkshire Associates LLC,
                                              its General Partner

                                          By: /s/ Ross M. Jones
                                              ----------------------------------

                                          Name: Ross M. Jones
                                                --------------------------------

                                          Title: Managing Director
                                                 -------------------------------


                                          BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                          By: Sixth Berkshire Associates LLC,
                                              its General Partner

                                          By: /s/ Ross M. Jones
                                              ----------------------------------

                                          Name: Ross M. Jones
                                                --------------------------------

                                          Title: Managing Director
                                                 -------------------------------


                                          BERKSHIRE INVESTORS LLC

                                          By: /s/ Ross M. Jones
                                              ----------------------------------

                                          Name: Ross M. Jones
                                                --------------------------------

                                          Title: Managing Director
                                                 -------------------------------


                                          FIFTH BERKSHIRE ASSOCIATES LLC

                                          By: /s/ Ross M. Jones
                                              ----------------------------------

                                          Name: Ross M. Jones
                                                --------------------------------

                                          Title: Managing Director
                                                 -------------------------------


                                          SIXTH BERKSHIRE ASSOCIATES LLC

                                          By: /s/ Ross M. Jones
                                              ----------------------------------

                                          Name: Ross M. Jones
                                                --------------------------------

                                          Title: Managing Director
                                                 -------------------------------

                                                             Page 12 of 12 pages


                                          BERKSHIRE PARTNERS LLC

                                          By: /s/ Ross M. Jones
                                              ----------------------------------

                                          Name: Ross M. Jones
                                                --------------------------------

                                          Title: Managing Director
                                                 -------------------------------